Exhibit (a)(5)(A)

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES EVIDENCED

BY

AMERICAN DEPOSITARY RECEIPTS REPRESENTING DEPOSITED

ORDINARY SHARES

OF:

iGATE COMPUTER SYSTEMS LIMITED

ONE ADS REPRESENTS TWO SHARES (CUSIP: 703248203)

You are hereby notified, as holders of the above American Depositary Shares (“ADSs”), that The Bank of New York Mellon (the “Depositary”) and iGate Computer Systems Limited (the “Company”) intend to amend the Deposit Agreement dated as of December 7, 2005 (the “Deposit Agreement”) under which the ADSs are issued to reduce the period that must elapse between the termination of the Deposit Agreement and the date after which the Depositary may sell the remaining deposited Shares of the Company from four months to two months. That amendment will become effective on January 14, 2013, which is 30 days after the date of this Notice. The intended amended provision of the Deposit Agreement is set forth in Exhibit A to this Notice.

You are further notified that the Deposit Agreement, as amended, will terminate at 5:00 pm (Eastern Time) on January 13, 2013.

As a result of the termination of the Deposit Agreement, as amended, you will have until at least March 13, 2013 to decide if you would like to retain your interest in Shares of the Company. If you do not surrender your ADSs and request delivery of the underlying Company Shares before the Depositary sells those shares, you will lose the right to receive those shares and instead will be entitled, upon subsequent surrender of your ADSs, to receive the net proceeds of sale of those shares. The date or dates on which the Depositary will sell remaining deposited Company Shares has not been determined, but it will not be earlier than March 14, 2013.

If you surrender ADSs for the purpose of withdrawing the underlying Company Shares before the Depositary sells those shares, you must pay the fee of the Depositary as provided in the Deposit Agreement of up to $0.05 per ADS surrendered, a cable fee of $17.50 and any applicable taxes or governmental charges. Payment should be made payable to The Bank of New York Mellon.

If you surrender your ADSs to obtain payment of proceeds of sale of Company Shares after the Depositary sells the remaining deposited Company Shares, the fee of the Depositary as provided in the Deposit Agreement of up to $0.05 per ADS surrendered, the expenses of sale and any applicable taxes or governmental charges will be deducted from the payment you will receive.

Please note that the delivery in the local market may require your bank/agent to have instructions to receive the Company Shares from The Bank of New York Mellon’s custodian. You or your broker must contact your bank/agent to ensure that the necessary receive instructions are in place. If the Shares are not delivered to and received by your bank/agent by the date the Depositary is permitted to sell the Shares, the owner will remain an ADS holder and may thereafter receive any net cash proceeds, from sale of the Shares, as described herein.

If you wish to receive payment of the proceeds of sale of Company Shares, please do not surrender your ADSs at this time. The Depositary will send a separate notice with instructions to surrender your ADSs after the sale of Shares has been completed.

The address of the Depositary is: The Bank of New York Mellon, 101 Barclay Street, Depositary Receipts Division—15th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering American Depositary Receipts evidencing ADSs to the Depositary. Terms used in this Notice and not otherwise defined therein shall have the meanings set forth in the Deposit Agreement. For information regarding your iGATE Computer Systems ADSs, please contact the Depositary on telephone number 1-888-BNY-ADRS (1-888-269-2377).

THE BANK OF NEW YORK MELLON,

As Depositary

Dated: December 14, 2012